market acceptance or such market is smaller than anticipated, we may not be able to generate significant revenue and our business would suffer. Crowdfunding or StartEngine stockholder rights are limited and subordinate to other stockholders; Your ability to sell and transfer stock is limited. Company stock held by crowdfunding or StartEngine investors will be held initially in an account in your name at our outside transfer agent (initially Start Engine Secure). Stock certificates will not be issued. Company stock purchased in these offerings offering may not be transferred for 12 months following the initial purchase. After the 12-month period, transfers will be handled by our transfer agent and you will need to follow their procedures and rules, as well as applicable regulations, for permitted transfers. These procedures may be more complicated and slower than, for example, transfer procedures for publicly traded stock held in traditional brokerage accounts. In addition, there is currently no public market for the company's stock. This will reduce your liquidity and could delay or prevent your ability to sell your shares unless and until there is a robust public market on a recognized stock exchange for the company's shares. You are trusting in management discretion in making good business decisions including using the proceeds of this offering and other fundraising wisely in order for the Company to be successful and grow your investments. However, there can be no assurance of the Company's success. Even well-managed companies are sometimes not successful due to things like availability of funding, public perception, market conditions for the company's products, and competition. Furthermore, as an investor in common stock, you will have rights subordinate to those of other stockholders, including preferred stockholders. For example, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out, and after all preferred shareholders have been paid back their original investment and/or any other liquidation amounts they may be entitled to. Preferred shareholder, also have other rights that investors in common shares do not. See the description of Preferred Shares elsewhere in this offering document Projections: Forward Looking Information. This Offering Circular contains forward-looking statements within the meaning of the ''safe harbor'' provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to statements regarding our clinical pipeline, the timing or results of our interactions with regulatory agencies, our ability to advance our products through preclinical or clinical development, our ability to timely secure a partner to fund further development of our products on reasonable terms if at all, our ability to achieve our anticipated milestones within the timing outlined herein or at all, and our potential or projected revenue. Any statements contained herein or provided in any marketing materials that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by such terminology as ''believe," ''may," ''will," ''potentially," ''estimate," ''continue," ''anticipate," ''intend," ''could," ''would," ''project," ''plan," ''expect'' and similar expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. You should not place undue reliance on forward-looking statements, as these statements are based upon our current expectations, forecasts, and assumptions and are subject to significant risks and uncertainties that may cause our actual activities or results to differ significantly from those expressed in any forward-looking statement, including risks and uncertainties described in this section. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. The holders of Series A and Series A-1 Preferred Shares have a liquidation preference. The holders of Series A Preferred Shares have a liquidation preference. If we are dissolved, or liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series A and Series A-1 Preferred Shares would a liquidation preference, prior to any payment to the holders of Common Shares, and if our assets are insufficient to fully pay the liquidation preference. In addition, we may, in the future, issue additional Preferred Shares, or authorize and issue other classes of Preferred Shares, which would have a liquidation preference senior to the holders of Common Shares. In any event, if there are not sufficient assets to pay the liquidation preferences in full, the holders of Common Shares would not be entitled to receive any distributions. The holders of Preferred Shares have Weighted Average Anti-Dilution Protection Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series A Preferred Shares, and any other class of Preferred Stock we may authorize and issue in the future, have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for the applicable series of Preferred Shares. If Common Shares are issued at below the applicable issue price of the preferred shares, the holders of such preferred shares may be entitled to receive additional Common Shares upon conversion. RESTRICTIONS ON TRANSFER: The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for

AiViva Global Holdings



ANNUAL REPORT

151 Kalmus Drive

Costa Mesa, CA 92626

(949) 662-1949

www.aiviva.com

This Annual Report is dated April 30, 2025.

BUSINESS

AiViva Global Holdings (AiViva or the "Company"), successor by merger to AiViva Holding Limited, is a clinical-stage biotech company incorporated under the laws of the Cayman Islands. The Company is to bring to market and patients new drug products that will address significant unmet needs in diseases with large market potential. The Company's business model is based on a solid and diverse portfolio with strong intellectual property protection, precise and cost-efficient execution, and a wide array of exit options.

The Company uses a multiple-shots-on-goal (MSOG) approach to quickly generate positive clinical trial results in patients and thereby increase the chances of success of AiViva's projects. It focuses initially on retinal vascular diseases, nonmelanoma skin cancer, and solid tumors. AiViva has built and positioned its pipeline for the global market. It's led by a team of seasoned industry experts with a proven track record in drug development and product commercialization.

AiViva's novel drug products are being developed using its proprietary technologies and innovative approach of focal drug delivery in specialty therapeutic areas of dermatology, ophthalmology, oncology, and urology. Its lead products (AIV00l and AIV007) are designed for treatment at the location of the disease, with clear benefits including good therapeutic effects, low treatment burden (e.g., a reduced number of injections and office visits), and minimal side effects on the body. For example, in ophthalmology, AiViva's AIV007 targets retinal disorders such as wet age-related macular degeneration to preserve and enhance patients' vision. AIV00l is being developed to clear non-melanoma skin cancer, specifically basal cell and squamous cell skin cancers.

Corporate Structure & IP Ownership

AiViva Global Holdings owns 100% of AiViva Biopharma Inc., which performs all research and development and owns the intellectual property. AiViva Biopharma Inc. has been granted over 40 international Invention patents by the United States, China, Japan, Australia, Korea, EU and Taiwan. AiViva has quite a few patent applications under various stages of review and approval. In addition, AiViva Biopharma Inc. owns other intellectual property including trademarks and trade secrets.

Corporate Entity History

The Company was originally founded as AiViva Holding Limited on December 6, 2015, as a corporation under the laws of the Cayman Islands. On February 18, 2020, it domesticated and incorporated as a c-corporation under the laws of the State of Delaware. On December 29, 2023, AiViva Holding Limited was merged into AiViva Global Holdings, a Cayman Islands exempt company with limited liability, thereby redomesticating the Company in the Cayman Islands. All assets and liabilities from pre-redomestication corporate and business activities were retained and business operations continued post-redomestication without interruption.

On March 15, 2022, the Company effected a one-for-five reverse stock split. All the numbers of shares listed below reflect this reverse stock split.

Previous Offerings

Name: Convertible Promissory Note

Type of security sold: debt

Amount sold as of the date hereof: $[900,000]

Authorized amount to be sold: $6,000,000

Use of proceeds: To support AiViva's general operations.

Date: January 31, 2025

Offering exemption relied upon: NA

See disclosures in "Related Party Transaction."

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $16,300,000.00

Number of Securities Sold: 8,213,822

Use of proceeds: To support AiViva's ongoing research and development, patent applications, and general operations.

Date: January 20, 2019

Offering exemption relied upon: Section (a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $5,000,000.00

Number of Securities Sold: 11,998,000

Use of proceeds: To support AiViva's ongoing research and development, patent applications, and general operations.

Date: November 01, 2015

Offering exemption relied upon: Section 4(a)(2)

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $9,316.055

Number of Securities Sold: 4,693,226

Use of proceeds: To support AiViva's ongoing research and development, patent applications, and general operations.

Date: January through June, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity Final amount sold: $996,530

Number of Securities Sold: 617,848

Use of proceeds: To support AiViva's ongoing research and development, patent applications, and general operations.

Date: June-December 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Operating Results - 2024 Compared to 2023

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue:

There is no revenue recognized during the year ended December 31, 2024 and 2023. AiViva will continue to look for new sources of revenue in the future and cannot predict when it will be able to generate revenue in the year 2025 and beyond.

Given the company's short operating history, the company cannot reliably estimate how much revenue it will receive in the future, if any.

Operations may continue throughout clinical operations without being revenue generating. The company will raise the necessary funds from various sources to push our clinical trials to the next stage of development and becomes marketable to partners and/or license out our technology. We will need roughly $5-$10 million for operations per year to bring our clinical trials to the next stage of development. There is no guarantee that our products will be successful in our clinical trials.

Cost of Goods Sold:
Not applicable

Gross Margins:
Not applicable

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, research and development, business development, general and administrative, legal and accounting fees, and patent related fees in 2024 and 2023.

Total research and development expenses in 2024 is $2,963,417, compared to $3,739,285, decreased by $775,868 due to a completion of pre-clinical projects and headcount reduction. Total general, administrative, and marketing expenses in 2024 is $1,521,198 compared to $1,129,984 in 2023, increased by $391,214 from 2023. The increase is due to legal expenses for Series B preferred round fundraising and business development service. During 2024, the company reduced its total headcount from 9 to 5 employees, 4 in research and development, and 1 in general and administrative. The Company had 9 employees in 2023, 8 in research and development, and 1 in general and administrative. The company has been able to maintain approximately 66 and 77 percent of its total expenses for research and development during 2024 and 2023, respectively.

Historical results and cash flows:

We historically have raised an aggregate of approximately $31 million in capital from various angel investors and venture capital firms from the founding of the company through 12/31/2024. In January 2025, the Company raised $900,000 through the issuance of certain convertible note. We will continue to look for different sources of funding to continue its operations and bring our clinical trials to the next stage of development.

The major expenses of the company will consist of but not be limited to payroll, third-party service providers such as clinical research organizations (CRO), formulation and manufacturing of our clinical and nonclinical supplies, pre-clinical testing and, marketing support associated with our fund-raising efforts, patient fees, and FDA filing fees.

We expect for the year 2025 to require approximately $2.5 million to maintain our operations without initiating additional clinical studies. As we enter the next phase of clinical trials, we will expect to raise additional funds to cover the total expenses associated with new clinical trials, contracting clinical research organizations (CRO) and hiring new service providers. The costs of a P2 study in wet AMD and/or NMSC will be $15M and $7M, respectively. Without successfully raising these funds, the P2 trial cannot commence.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash and marketable securities of $2,573,247. Subsequently, the Company raised $900,000 through the issuance of certain convertible notes in January 2025. See "Related Party Transactions" below. The Company intends to continue to raise additional funds through an equity financing.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $4,452,621.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Diane Tang-Liu
Diane Tang-Liu 's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer, President, and Director
Dates of Service: November, 2015 - Present
Responsibilities: Managing a company's overall operations - Salary: $1/year / Incentive stock options (2022) - 400,000 Restricted stock (2019) – 400,000 (40-50 hours per week)

Other business experience in the past three years:

Employer: University of Southern California
Title: Full Adjunct Professor
Dates of Service: July 1987 - Present
Responsibilities: Preceptor of Advanced Pharmacy Practice Experiences Program

Other business experience in the past three years:

Employer: DTL BioPharma Consulting, Inc
Title: CEO & President
Dates of Service: September 2012 - Present
Responsibilities: Provides strategic advice, operational expertise, and consulting services to biotechnology and pharmaceutical companies/ (1 hour per month)

Name: Jinn Wu
Jinn Wu's current primary role is with AiViva. Jinn Wu currently is retired and spends O hours per week in his role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board member, Chairman and Secretary at AiViva Biopharma Inc.
Dates of Service: November 2015 - Present
Responsibilities: Functions as the Board Chair, Secretary, and member of the Board of Directors - No salary, (0 hours per week)

Other business experience in the past three years:
None

Name: Larry Hsu
Larry Hsu's current primary role is with AmMax Bio. Larry Hsu currently serves O hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board member
Dates of Service: November 2015 - Present
Responsibilities: Functions as a member of the Board - No salary/ (0 hours per week)

Other business experience in the past three years:

Employer: AmMax Bio.
Title: Chairman & CEO
Dates of Service: January 2014 - Present
Responsibilities: Serve as Chairman of the Board and also as CEO managing the company/ (40 hours per week)

Name: Rongjin Lin
Rongjin Lin's current primary role is with Center Laboratories. Rongjin Lin currently serves O hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board member
Dates of Service: August 2023 - Present
Responsibilities: Function as a member of the Board - No salary / (0 hours per week)

Name: Lester Kaplan

Lester Kaplan's current primary role is with AiViva. Lester Kaplan currently serves 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board member
Dates of Service: December 2023 - Present
Responsibilities: Function as a member of the Board - No salary (0 hours per week)

Name: Darlene Deecher
Darlene Deecher's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Vice President, Clinical Development
Dates of Service: September, 2019 - Present
Responsibilities: Lead, coordinate and manage clinical development strategies and activities associated with Dermatology, Oncology & Ophthalmology pipeline assets for commercialization.
Compensation for 2024- 250,000 USD / Received a total of ISOs (89,000) and NQSOs (90,000) Incentive stock options – (as of 2024) / (40-50 hours per week)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership, as of December 31, 2024, by each person whom we know owned, beneficially, at least 20% of our outstanding voting equity securities. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: TCL 2015 LLC managed by Diane Tang-Liu (0.1% owned by DTL2015, 99.9% owned by LDF Trust. The former is owned by Diane Tang-Liu. The latter is owned by Tiffany Liu)
Amount and nature of Beneficial ownership: 7,078,920
Percent of class: 24.56 of all outstanding shares

RELATED PARTY TRANSACTIONS

Offering of unsecured convertible promissory notes to Jinn Wu.

On January 1, 2025, the Company entered into certain note subscription with Jinn Wu (the "NSA"), pursuant to which the Company may issue unsecured convertible promissory note for an aggregate principal amount of up to US$6,000,000 on or prior to June 30, 2025.

Pursuant to the NSA, the Company issued certain unsecured convertible promissory note of a principal amount of US$500,000 to Jinn Wu on January 31, 2025. The key terms of the unsecured convertible promissory note are summarized as follows:

Maturity Date: July 31, 2027
Interest: simple rate of interest of 7.5% per annum
Conversion: the unsecured convertible promissory note may be converted into security issued by the Company at a Non-Qualified Financing or a Qualified Financing
Conversion Price: 80% of the per share price of the securities sold in a Qualified Financing, or 100% of the per share price of the securities sold in a Non-Qualified Financing.
Non-Qualified Financing: meaning the issuance of capital stock by the Company (in one or more closings) for raising additional financing whereby the additional financing so raised has reached the aggregate gross proceeds of less than US$15,000,000 (excluding the conversion of the note or any other debt securities into equity securities).
Qualified Financing: meaning the issuance of capital stock by the Company (in one or more closings) for raising additional financing whereby the additional financing so raised has reached the aggregate gross proceeds of at least US$15,000,000 (excluding the conversion of the note or any other debt securities into equity securities).
Change of Control: upon the closing of the Change of Control Transaction, the note shall be cancelled and the investor will be paid in cash an amount equal to (1) 1.1 times the outstanding principal amount of the note plus (2) any accrued but unpaid interest thereon. A "Change of Control Transaction" shall mean a transaction of merger, acquisition, sale of voting control, an Asset Sale of the Company and its group, or any other transaction or series of transactions in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation prior to the completion of a Qualified Financing. "Asset Sale" means a transaction of sale of all or substantially all of the assets of the Company and its group, taken as a whole.
Event of Default: upon any event of default, the investor may by written notice to the Company, declare all outstanding obligations payable by the Company thereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are expressly waived by the Company. Event of default includes

breaches of covenants, breach of representations and warranties, voluntary bankruptcy or insolvency proceedings, involuntary bankruptcy or insolvency proceedings or any breach of transaction documents.

Offering of unsecured convertible promissory notes to TCL 2015 LLC.

TCL 2015 LLC is a LLC managed by Diane Tang-Liu.

On January 1, 2025, the Company entered into certain note subscription agreement with TCL 2015 LLC (the "TCL NSA"), pursuant to which the Company may issue unsecured convertible promissory note for an aggregate principal amount of up to US$6,000,000 on or prior to June 30, 2025.

Pursuant to the TCL NSA, the Company issued certain unsecured convertible promissory note of a principal amount of US$400,000 to TCL 2015 LLC on January 1, 2025. The key terms of the unsecured convertible promissory note are summarized as follows:

Maturity Date: July 31, 2027
Interest: simple rate of interest of 7.5% per annum
Conversion: the unsecured convertible promissory note may be converted into security issued by the Company at a Non-Qualified Financing or a Qualified Financing
Conversion Price: 80% of the per share price of the securities sold in a Qualified Financing, or 100% of the per share price of the securities sold in a Non-Qualified Financing.
Non-Qualified Financing: meaning the issuance of capital stock by the Company (in one or more closings) for raising additional financing whereby the additional financing so raised has reached the aggregate gross proceeds of less than US$15,000,000 (excluding the conversion of the note or any other debt securities into equity securities).
Qualified Financing: meaning the issuance of capital stock by the Company (in one or more closings) for raising additional financing whereby the additional financing so raised has reached the aggregate gross proceeds of at least US$15,000,000 (excluding the conversion of the note or any other debt securities into equity securities).
Change of Control: upon the closing of the Change of Control Transaction, the note shall be cancelled and the investor will be paid in cash an amount equal to (1) 1.1 times the outstanding principal amount of the note plus (2) any accrued but unpaid interest thereon. A "Change of Control Transaction" shall mean a transaction of merger, acquisition, sale of voting control, an Asset Sale of the Company and its group, or any other transaction or series of transactions in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation prior to the completion of a Qualified Financing. "Asset Sale" means a transaction of sale of all or substantially all of the assets of the Company and its group, taken as a whole.
Event of Default: upon any event of default, the investor may by written notice to the Company, declare all outstanding obligations payable by the Company thereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are expressly waived by the Company. Event of default includes breaches of covenants, breach of representations and warranties, voluntary bankruptcy or insolvency proceedings, involuntary bankruptcy or insolvency proceedings or any breach of transaction documents.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, and Preferred Stock (Undesignated). As part of the Regulation Crowdfunding raise in 2022, the Company had offered up to 2,500,000 of Common Stock. In 2025, the Company issued certain unsecured convertible promissory notes as described under "Related Party Transactions."

Common Stock

The amount of security authorized was 484,786,178 with a total of 13,028,348 outstanding.

Voting Rights

Each share of Common Stock is entitled to one vote. Please see voting rights of securities sold in this offering below.

Material Rights

The number of outstanding shares of Common Stock includes 2,887,500 shares reserved as part of a Company employee incentive plan. The Company does not have any currently outstanding warrants, or SAFE agreements.

Voting Rights of Securities Sold in the Crowdfunding Offering Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the ''CEO''), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends: The holders of Common Shares and Series A Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Series A Preferred Stock

The amount of security authorized is 8,213,822 with a total of 8,213,822 outstanding. Voting rights: Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to such number of votes as equals the whole number of Common Stock into which such Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A Preferred Stock shares shall vote together with the holders of Common Stock, and not as a separate class or series, on all matters, put before the Shareholders.

Material Rights

Dividends: The holders of Common Shares and Series A Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Liquidation Preference: Upon the sale, merger, liquidation, dissolution, or winding up of the Corporation (a ''Liquidation Event''), the holders of Series A-1 Preferred Shares, shall be entitled to receive, before any distribution to the holders of Common Shares or any other Series A Preferred Shares (the ''Other Series A Preferred Shares''), an amount equal to 100% of the original per share issue price paid for such Series A-1 Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). After distribution of the amounts distributable or payable on the Series A- 1 Preferred Shares, each holder of Other Series A Preferred Shares, shall be entitled to receive an amount equal to 1OOo/o of the original per share issue price paid for such Other Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Thereafter, the remaining assets available for distribution shall be distributed ratably among the holders of outstanding Common Shares. Notwithstanding the foregoing, if, upon a Liquidation Event, the distribution to be received for each Common Share (assuming all Series A Preferred Shares fully converted into Common Shares) is more than the issue price of the Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred shareholders shall participate in the distribution in proportion to their equity interest in the Corporation on an as converted basis.

Conversion Rights. The holders of the Series A Preferred Shares may convert into Common Shares, at any time, on a one-for-one basis (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), and subject to any anti-dilution adjustments as described below. The Series A Preferred Shares shall automatically convert into Common Shares upon a liquidation event or an initial public offering.

Participation Rights. Series A Preferred Stock shares have a right to participate, pro-rata, in new equity securities offerings by the Company.

Anti-Dilution: In the event that the Company issues additional securities at a price or pre-money valuation less than the current price per share or valuation, the per-share price of Series A Preferred Stock shall be adjusted in accordance with "Typical" broad-based weighted average and may request additional shares to compensate for the difference.

Series A-1 Preferred Stock

The amount of security authorized is 4,693,226 with a total of 4,693,226 outstanding.

Voting Rights

Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to such number of votes as equals the whole number of Common Stock into which such Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A Preferred Stock shares shall vote together with the holders of Common Stock, and not as a separate class or series, on all matters, put before the Shareholders.

Material Rights

Dividends: The holders of Common Shares and Series NAl Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Liquidation Preference: Upon the sale, merger, liquidation, dissolution, or winding up of the Corporation (a ''Liquidation Event''), the holders of Series A-1 Preferred Shares, shall be entitled to receive, before any distribution to the holders of Common Shares or any other Series A Preferred Shares (the ''Other Series A Preferred Shares''), an amount equal to

100% of the original per share issue price paid for such Series A-1 Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). After distribution of the amounts distributable or payable on the Series A- 1 Preferred Shares, each holder of Other Series A Preferred Shares, shall be entitled to receive an amount equal to 100% of the original per share issue price paid for such Other Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Thereafter, the remaining assets available for distribution shall be distributed ratably among the holders of outstanding Common Shares. Notwithstanding the foregoing, if, upon a Liquidation Event, the distribution to be received for each Common Share (assuming all Series A Preferred Shares fully converted into Common Shares) is more than the issue price of the Series A Preferred Shares (adjusted for any share splits. share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred shareholders shall participate in the distribution in proportion to their equity interest in the Corporation on an as converted basis.

Conversion Rights. The holders of the Series A-1 Preferred Shares may convert into Common Shares, at any time, on a one-for-one basis (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), and subject to any anti-dilution adjustments as described below. The Series A Preferred Shares shall automatically convert into Common Shares upon a liquidation event or an initial public offering.

Participation Rights. Series A Preferred Stock shares have a right to participate, pro-rata, in new equity securities offerings by the Company.

Anti-Dilution. In the event that the Company issues additional securities at a price or pre-money valuation less than the current price per share or valuation, the per-share price of Series A Preferred Stock shall be adjusted in accordance with "Typical" broad-based weighted average and may request additional shares to compensate for the difference.

Preferred Stock (Undesignated)

The amount of security authorized is 15,213,822 with a total of 12,907,048 outstanding.

Voting Rights
There are no voting rights associated with Preferred Stock (Undesignated).

Material Rights

These Undesignated Preferred Stock shares have not been issued by the Company and the associated rights, privileges, and preferences have not been designated.

Convertible Notes

The Company issued certain unsecured convertible promissory notes as described under "Related Party Transactions."

Material Rights

See disclosures under "Related Party Transactions."

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a 'down round', meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Uncertainty Risk: An investment in the Company (also referred to as ''we'', ''us'', ''our'', or ''Company'') involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections: There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess: The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of our stock is limited: Our Common and Preferred Stock is subject to SEC and other limitations of transfer. This means that the stock that you own may not be liquid or readily tradeable. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the biotechnology industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds, it will not succeed: The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. Based on cash currently on hand, we believe we will require additional funding for our operations to continue beyond 2025. See discussions under "Need for Funding and Risk to Company's Ability to Continue; Going Concern Risk" and "Insufficient Funds". We will have to find additional sources of funding for the plans outlined in ''Use of Proceeds.'' We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, which requires ongoing funding for annuities. There can be no guarantee that we will raise sufficient funds for the foregoing. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Need for Funding and Risk to Company's Ability to Continue; Going Concern Risk: We are an early-stage biopharmaceutical company, focusing on developing innovative therapies for diseases and conditions of the eye, skin and solid tumors. Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. We have devoted a significant portion of our financial resources and business efforts to generate our own rights to intellectual property, raise capital, develop our platform technology, select lead compounds, conduct pre-clinical testing, manufacture initial quantities of our product candidates, and file IND submissions to the FDA to conduct and complete proof-of-concept clinical trials in patients. Since our founding, we have raised approximately USD $31 million as of December 2022 from co-founders, venture capital firms and others. However future fund raising and our ability to meet our funding needs are subject to numerous risks such as market conditions, our success with our development programs, investor perception of our company and its future success, and competition. We may not be able to raise these additional funds. We have already invested, or will soon invest, substantially all of these previously raised funds in our business, including for pre-clinical development, drug formulation and clinical trials for our primary drug candidates AIV00l and AIV007 in dermatological and retinal diseases. We will need to raise substantial additional funds to continue our business and the development of these and other drug candidates. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or terminate our research and development programs. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of future expenses or increases in expenses, which may require additional fundraising. Additional fundraising will also result in dilution of ownership among investors, including investors in this offering. We believe the company currently has sufficient funding for the year 2025, including the $900,000 we raised in January 2025 from the offering of unsecured convertible promissory notes. We will need to rely on raising additional funds in 2025 from other sources to maintain operations and current clinical studies and to start Phase 2 clinical studies. There can be no assurance that the company will be able raise or generate additional capital to maintain operations and continue. If the company does not generate or raise sufficient capital, or incurs higher than estimated and/or unexpected expenses during 2025 and the years after and is unable to continue our business, your investment will be lost forever. The need to raise additional funds will continue even if we raise all of our goal in this funding, and our ability to raise any funds is uncertain and depends on market conditions, our success with our development programs, investor perception of our company and its future success, competition and other factors. See also the discussion under ''Dilution'' below. Insufficient Funds: The company might not sell enough securities or otherwise secure funding to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. The Company will likely need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to stock offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. Terms of subsequent financings may adversely impact your investment: We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds: Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information: Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believe are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service: All of our current services are variants on one type of service, developing biopharmaceutical products and therapies. Our revenues are therefore dependent upon the market for biotechnology products. Minority Holder; Securities with Voting Rights: The security type that an investor is buying has voting rights attached to them. However, crowdfunding or StartEngine investors are part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the ''CEO''), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Control Risk : Ownership of the Company includes investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may continue to control the management and direction of the Company for some time. The value of your investment is subject to the decisions and judgments of the controlling shareholders, and may lose value. Any products introduced could fail to achieve the sales projections we expected: Our future revenue projections are based on an assumption that with reasonable advertising and marketing investments our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. AiViva currently does not have any infrastructure in commercialization, marketing and sales. Drug development is a long process before regulatory submissions can be made to the FDA for review. We face significant market competition: We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early-stage company and have not yet generated any profits: We are an early-stage company, with limited operating history, and no history of revenue or profits. We are an early-stage company with a limited operating history from which to evaluate our business, operational effectiveness and prospects. Our business prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the competitive market for drugs and drug development. Early-stage businesses can encounter unforeseen expenses, difficulties, and failures including product development failures, complications, delays and other adverse factors. With this short history, the Company has no customers and no significant revenue. We have never made a profit, and there can be no assurance that we will ever make a profit. We are an early-stage company and have limited revenue and operating history. The Company has a short history and effectively no revenue. If you are investing in this company, it's because you think that AiViva is a good idea, that the team will be able to successfully develop, market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are a small company of limited resources: The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in research, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. In the near term, and possibly beyond, economic and market conditions are making it difficult to find, attract and retain qualified personnel. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business: We rely on third parties to provide a variety of essential business functions for us, including formulation and manufacturing of drugs for clinical trials, conducting non-clinical and clinical trials, providing essential functions of accounting, legal work, and public relations, providing regulatory interactions with the FDA. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks: We may be vulnerable to hackers who may access the data of our company, including proprietary product data, financial data, product development information, and information about personnel and investors. Further, any significant disruption in computer or internet service could harm our ability to conduct our business including our product development. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AiViva could harm our reputation, disclose confidential information and materially negatively impact our financial condition and business. We Face Substantial Competition from Other Companies, Products, and Product Development Programs: We are engaged in a rapidly evolving and competitive field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and will likely increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions may also have substantially greater experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of potential competitors developing products similar to our product candidates for retinal diseases. These competitors include OTX-TKI (AXPAXLI) by Ocular Therapeutix, CLS-AX by Clearside Biomedical, EYP-1901(Duravyu) by EyePoint Pharmaceuticals, RBM-007 by Ribomic, Inc., etc. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could adversely affect our business. Our success depends in part on patents and other intellectual property; We have existing patents that we might not be able to protect properly. One of the Company's most valuable assets is its intellectual property. The Company owns 40 granted patents and over 20 patent applications, 2 trademarks, as well as copyrights, Internet domain names, and trade secrets. Any claims granted in our current patent portfolio will expire between 2036 and 2039, meaning any of our products protected by those patents will no longer have protection after those dates and may be subject to additional competition, which could result in, for example, reduced share of the market and/or lower selling prices. In addition, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with pursuing and protecting our patents and other intellectual property may require substantial additional capital investments and expenses by the Company. Our commercial success will depend, in part, on our ability to obtain and maintain patent protection, protect our trade secrets and operate without infringing on the proprietary rights of others. Our commercial success will also depend, in part, on our ability to market our product candidates during the term of our patent protection. The patent position of pharmaceutical and biotechnology firms like us is generally highly uncertain and involves complex legal and factual questions, resulting in possible inconsistencies regarding the breadth of claims allowed in United States patents and other countries and general uncertainty as to their legal interpretation and enforceability. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that we currently own or that may be issued from the applications we have filed or may file in the future or that we have licensed or may license from third parties. Further, if any patents we obtain or license are deemed invalid or unenforceable, it could adversely impact our ability to commercialize our products or license our technology. Thus, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example: • others may be able to make compounds that are similar to our drug candidates and any future product candidates we may seek to develop but that are not covered by the claims of our patents; • if we encounter delays in our clinical trials, the period during which we could market our candidates under patent protection would be reduced; • we might not have been the first to file patent applications for these inventions, thus we may not achieve patent protection and could have to license patent(s) from others and licenses may not be available; • any patents that we obtain may be invalid or unenforceable or otherwise may not provide us with any competitive advantages; or the patents of others may require licensing or may not be available at all, and could have a material adverse effect on our business. The Pandemic and Similar or Related Disruptions Adversely Affect Our Business: The COVID-19 pandemic has disrupted, and is expected to continue to adversely affect, our operations, including the hiring and retention of experienced personnel, pricing and capacity availability of our third-party contract facilities, and our enrollment of certain clinical trials. We cannot be certain of any future nationwide or global crisis in public health, trade, economy, and wars, etc. on our business, financial condition and results of operations. We cannot be certain of the ever-changing global supply chain and impact of tariffs. We Face Substantial Risks Related to Product Development: Conducting preclinical testing and clinical trials toward regulatory approval of product candidates are time consuming, expensive and uncertain processes that take years and tens and hundreds of million dollars to complete. The Company is dependent on a small number of third-party manufacturers to supply investigational products for research and development activities in its preclinical and clinical programs. The basis of drug approval by the FDA are safety and efficacy. If AiViva's clinical trials of any product candidate fail to demonstrate favorable safety and efficacy, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidate. We cannot accurately predict when or if any of our product candidates will prove effective or safe in humans to enter registration pivotal trials and later will receive marketing approval or reach successful commercialization. AiViva has established regular dialogs with the FDA via pre-IND and Type A meetings. The protocols for our clinical trials and other supporting information are subject to review by the FDA. The FDA could require us to conduct additional studies or require us to modify our planned clinical trials to receive clearance to initiate such trials in the United States or to continue such trials once initiated. The FDA is not obligated to comment on our trial protocols within any specified time period or at all or to affirmatively clear or approve our planned clinical trials. Subject to a waiting period of 30 days, we could choose to initiate our clinical trials in the United States without waiting for any additional period for comments from the FDA. We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prematurely terminate our clinical trials, including: negative or inconclusive results, slow enrollment or higher than expected dropout rate in these clinical trials, lack of performance of our third-party contractors, regulators or institutional review boards not authorizing the start of a clinical trial at a prospective trial site, higher than budgeted clinical trial costs, inadequate clinical supplies, etc. Our clinical trials may not be successful. We are completing a clinical trial, AIV007-E02 for the treatment of macular edema secondary to wet AMD and DME. Clinical trials in the future may include treatment of basal cell carcinoma using AIV00l in AiViva's novel depot formulation, and treatment for prostate cancer using A007 formulated in AiViva's novel JEL® platform. We are currently focusing our development efforts on AIV007 for retinal diseases. We selected therapeutic agents that have previously received regulatory approval from the U.S. Food and Drug Administration (FDA) including small molecules and proteins, into our focal delivery technology with the goal of providing local prolonged release of drug to the eye, skin and tumor. During drug development, there could be unanticipated results and learning which may dictate AiViva to accelerate, pause, and/or revise our development plan. Because there are numerous risks and uncertainties in this process of drug development, AiViva's projects may be delayed, do not have funds to start, and/or we may not be successful. We are planning a Phase 2 clinical trial in patients of macular edema in 2026 to assess the safety and efficacy of AIV007. These development plans are subject to risks and uncertainties, including those discussed above. If we are unable to obtain required regulatory approvals, we will be unable to market and sell our product candidates. Our product candidates are in the clinical and pre-clinical stages of development. Our product candidates are subject to extensive governmental regulations relating to drug development, clinical trials, manufacturing, oversight of clinical investigators, and commercialization. Rigorous preclinical and clinical testing and trials and an extensive regulatory review and approval process are required to be successfully completed in the United States and in each foreign jurisdiction in which we may offer our products before a new drug can be sold in such jurisdictions. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA, or the regulatory authority in such other jurisdictions is unpredictable and often exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate and the requirements of the applicable regulatory agency. In connection with the clinical development of our product candidates, we face risks that: • the product candidate may not prove to be safe and effective • the results of later-phase clinical trials may not confirm the results of earlier clinical trials and • we may fail to convince the FDA or other regulatory agencies that our product candidates should be approved, depending on factors like patient need, patient benefit, risks and adverse effects and other products available for the same indication(s) • patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested • Only a small percentage of product candidates for which clinical trials are initiated receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market a product candidate. iv. If physicians and patients do not accept our future products, or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any. Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to prescribe or recommend our drugs for a variety of reasons including: • timing of market introduction of competitive products; • demonstration of safety and efficacy compared to other products; • cost-effectiveness; • limited or no coverage by third-party payers; • convenience and ease of administration; • number and severity of adverse side effects; • restrictions in the label, i.e. approved use(s), of the drug; • other potential advantages of alternative treatment methods; and • ineffective marketing and distribution support of products. If any of our product candidates are approved but fail to achieve filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

AiViva Global Holdings

By   /s/ *Diane Tang-Liu*

      Name: <u>AiViva Global Holdings</u>

      Title: CEO & President

Exhibit A

FINANCIAL STATEMENTS

AVIVIA GLOBAL HOLDINGS

Consolidated Balance Sheets

As of December 31, 2024 and 2023

	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,098,272	$ 861,467
Marketable securities	1,474,975	3,461,000
Other receivables	12,223	109,960
Prepaid expenses	59,581	146,555
Other assets	-	43,102
Total current assets	2,645,051	4,622,084
Non-current assets		
Marketable securities	-	2,107,000
Property, plant and equipment, net	2,747	3,864
Right-of-use assets	78,330	137,076
Other non-current assets	7,562	7,562
Total non-current assets	88,639	2,255,502
Total assets	$ 2,733,690	$ 6,877,586
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Other payables	$ 429,846	$ 631,449
Current tax liabilities	-	8,050
Lease liabilities, current	66,469	60,652
Total current liabilities	496,315	700,151
Lease liabilities, non-current	23,151	89,618
Total liabilities	519,466	789,769
Commitments and contingencies (Note 6)		
Stockholders' equity (Note 5 & 6)		
Convertible preferred shares: issuable in series:		
Series A: 8,213,822 shares authorized; $0.0001 and $0.01 par value, respectively;		
8,213,822 shares issued and outstanding at December 31, 2024 and 2023	820	820
Series A-1: 7,000,000 shares authorized; $0.0001 and $0.01 par value;		
4,693,226 shares issued and outstanding at December 31, 2024 and 2023	470	470
Common stock, 484,786,178 shares and 50,000,000 shares authorized;		
$0.0001 and $0.01 par value at December 31, 2024 and 2023; 13,028,348		
and 13,016,348 shares issued and outstanding at December 31, 2024 and 2023, respectively	1,303	1,302
Additional paid-in capital	6,511,079	6,085,225
Accumulated deficit	(4,299,448)	-
Accumulated other comprehensive income	-	-
Total stockholders' equity	2,214,224	6,087,817
Total liabilities, convertible preferred shares, and		
shareholders' equity	$ 2,733,690	$ 6,877,586

The accompanying notes are an integral part of these consolidated financial statements.

AVIVIA GLOBAL HOLDINGS

Consolidated Statements of Operations

For the Years Ended December 31, 2024 and 2023

	2024		2023	
Operating expenses:				
Research and development	$	2,963,417	$	3,739,285
General, administrative, and marketing		1,521,198		1,129,984
Total operating expenses		4,484,615		4,869,269
Other income and expenses, net:				
Interest income		191,955		348,845
Other expenses		(6,788)		(224,320)
Total other income		185,167		124,525
Net loss		4,299,448		4,744,744

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2024 and 2023

	Series A Preferred Shares		Series A-1 Preferred Shares		Common Stock		Common Shares Subscribed	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances at December 31, 2021	8,213,822	$ 410,692	-	$ -	12,298,500	$ 614,903	$ -	$ 20,510,563	$ (17,413,510)	$ -	4,122,648
Net loss									(4,262,969)		(4,262,969)
Other comprehensive income (loss)										11,198	11,198
Issuance of common shares, net of issuance costs					457,245	4,546		439,006			443,552
Common shares purchased but not issued							279,458				279,458
Issuance of preferred shares			4,693,226	46,932				9,269,123			9,316,055
Stock-based compensation								221,477			221,477
Shares vested as compensation					100,000	1,000		59,000			60,000
Reverse stock split						(491,866)		491,866			-
Balances at December 31, 2022	8,213,822	$ 410,692	4,693,226	$ 46,932	12,855,745	$ 128,583	$ 279,458	$ 30,991,035	$ (21,676,479)	$ 11,198	$ 10,191,419
Net loss									(4,744,744)		(4,744,744)
Other comprehensive income (loss)										(11,198)	(11,198)
Issuance of common shares, net of issuance costs					160,603	1,580	(279,458)	494,265			216,387
Stock-based compensation					-	-		435,952			435,952
Organization restructure		(409,872)		(46,463)			(128,861)	(25,836,027)	26,421,223		0
Balances at December 31, 2023	8,213,822	$ 820	4,693,226	$ 470	13,016,348	$ 1,302	$ -	$ 6,085,225	$ (0)	$ -	$ 6,087,817
Net loss									(4,299,448)		(4,299,448)
Issuance of common shares, net of issuance costs					12,000	1	-	7,199			7,200
Stock-based compensation					-	-		418,655			418,655
Balances at December 31, 2024	8,213,822	$ 820	4,693,226	$ 470	13,028,348	$ 1,303	$ -	$ 6,511,079	$ (4,299,448)	$ -	$ 2,214,224

The accompanying notes are an integral part of these consolidated financial statements.

AIVIVA GLOBAL HOLDINGS

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:		
Net loss	$ (4,299,448)	$ (4,744,744)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Write-off of deposit	-	4,800
Share-based compensation	418,655	435,952
Depreciation expense	1,116	5,423
Unrealized gain on available-for-sale investments	-	(11,198)
Amortization of right-of-use asset	58,747	61,135
Non-cash interest on right-of-use liability	6,789	-
Changes in assets and liabilities		
Other receivables	97,737	-
Common stock subscription and interest income receiv	-	259,449
Prepaid expenses and deposits	86,975	143,048
Other assets	43,102	79,965
Accounts payable and accrued expenses	(209,652)	(69,840)
Cash paid for operating lease liability	(67,441)	(42,426)
Net cash used in operating activities	(3,863,420)	(3,878,436)
Cash flows from investing activities:		
Maturities of investments	4,093,025	70,895
Net cash (used in) provided by investing activities	4,093,025	70,895
Cash flows from financing activities:		
Proceeds from issuance of common stock	7,200	216,387
Net cash provided by financing activities	7,200	216,387
Net change in cash and cash	236,805	(3,591,154)
Cash and cash equivalents, beginning of year	861,467	4,452,621
Cash and cash equivalent, end of year	$ 1,098,272	$ 861,467
Supplemental disclosure of cash-flow information:		
Cash paid during the year for:		
Income taxes	$ 1,050	$ 4,097

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

1.   **Business and Liquidity**

Business

AiViva Holding Limited was formed as a Cayman Islands company in November 2015. In 2020, AiViva Holding Limited filed a certificate of domestication and a certificate of incorporation with the State of Delaware in the United States. As a result, AiViva Holding Limited has formally dissolved and ceased its corporate existence under Cayman Island law. For United States federal income tax purposes, management believes that this reorganization qualifies as a tax-free reorganization. Its wholly-owned subsidiary, AiViva BioPharma, Inc., was formed concurrently pursuant to the laws of the State of Delaware in the United States. Together, these two entities are referred to herein as the "Company." The Company's business domain is biotechnology and/or pharmaceutical product research and development and its charter is to develop drug products with the potential to transform treatment paradigms or significantly reduce the treatment burden for patients and physicians. The Company's approach leverages its proprietary JEL™ and implant technologies to prolong the therapeutics effects of drugs and to enhance their benefit-risk profiles. The Company also has a diverse pipeline of multiple novel drug candidates in development in the areas of dermatology, ophthalmology, oncology, urology with the potential to expand to other areas of interest.

On November 6, 2023, AiViva Global Holdings, an exempted company with limited liability was incorporated in Cayman Islands. The Board of Directors approved the merger of AiViva Holding Limited into AiViva Global Holdings. Effective, December 29, 2023, AiViva Holdings Limited was dissolved. All assets, liability and equity balances were transferred into AiViva Global Holdings.

,

Reverse Stock Split

On February 24, 2022, the Company's Board of Directors approved a 1-for 5 reverse stock split. Any fractional shares that resulted were exchanged for cash paid by the Company. The reverse stock split affected all shareholders of the Company proportionately. All share amounts in the accompanying consolidated financial statements have been adjusted retroactively to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

1.   Business and Liquidity (continued)

Reverse Stock Split (continued)

All share amounts in the accompanying consolidated financial statements have been adjusted retroactively to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

Liquidity and Management's Plans

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2024, the Company had cash and liquid marketable securities of $2,573,247. The Company has also incurred losses and negative cash flows since inception, and significant losses are anticipated in future periods. Based on the cash and securities on hand as of December 31, 2024, the Company anticipates having sufficient cash to fund planned operations through at least the next twelve months. However, the acceleration or reduction of cash outflows by Company management can significantly impact the timing for the need to raise additional capital to complete development of its products. To continue development, the Company will need to raise additional capital through equity or debt financings. Although historically the Company has been successful at raising capital, including raising net proceeds of $9,759,607 during 2022, additional capital may not be available on terms favorable to the Company, if at all, and the Company does not know if any future offerings will be successful. Accordingly, no assurances can be given that Company management will succeed in these endeavors. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

The accompanying notes are an integral part of these consolidated financial statements.

6

2.   **Significant Accounting Policies**

Basis of Presentation

The accompanying consolidated financial statements include the accounts of AiViva Global Holdings and its wholly-owned subsidiary, AiViva BioPharma, Inc.

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles, as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include accruals for certain research and development contracts and the estimated fair value of the Company's common stock and common stock options. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents. Substantially all of the Company's cash and cash equivalents are maintained at two financial institutions. Amounts on deposit with these financial institutions may, from time to time, exceed insured limits. As of December 31, 2024, the Company did not maintain significant cash balances in foreign countries.

Marketable Securities

The Company's marketable securities include certificate of deposits are classified as held-to

The accompanying notes are an integral part of these consolidated financial statements.

7

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

2. **Significant Accounting Policies (continued)**

Marketable Securities (continued)

maturity pursuant to ASC 320 "Investments – Debt Securities" for the year ended December 31, 2024 and 2023. These investments are recorded at cost.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Where available, fair value is based on or derived from observable market prices or other observable inputs. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
Level 3 Inputs that are unobservable.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

2. Significant Accounting Policies (continued)

considers counterparty credit risk in its assessment of fair value. The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value of Financial Instruments (continued)

The carrying amounts of the Company's financial instruments, including cash and cash equivalents and accounts payable approximate their fair values due to their relatively short maturities. Fair value disclosures with respect to the Company's marketable securities are provided in Note 3.

Office Furniture, Equipment and Software

Office furniture, equipment and software are stated at cost less accumulated depreciation. And are depreciated on a straight line basis over their estimated useful lives of three to five years. Upon retirement or sale, the cost and related accumulated depreciation is removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the projected discounted future net cash flows arising from the asset. There have been no such impairments of long-lived assets during the years ended December 31, 2024 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

9

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

2. Significant Accounting Policies (continued)

Revenue Recognition

In general, revenue is recognized when control of goods and services is transferred to the customer at an amount that r4eflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The Company recognizes revenue when control is transferred to the customer. The Company determines revenue recognition through the following steps:
(1) identification of the contract with a customer;
(2) identification of the performance obligations in the contract;
(3) determination of the transaction price;
(4) allocation of the transaction price to the performance obligations; and
(5) recognition of revenue when, or as, a performance obligation is satisfied.

When the consideration in a contract includes a variable amount, the amount of consideration to which the Company will be entitled in exchange for transferring the consideration to the customer is estimated. Any variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration may include customer returns, rebates, and other similar obligations.

Patent-related Expenditures

Expenditures related to patent research and applications, which are primarily comprised of legal fees, are expensed as incurred.

The accompanying notes are an integral part of these consolidated financial statements.

10

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

2. Significant Accounting Policies (continued)

Research and Development Expenses

Research and development costs, which include pre-clinical, clinical, and regulatory expenses, are expensed when incurred. Major components of these expenses include personnel costs, pre-clinical studies, clinical trials and related clinical product manufacturing, materials and supplies, and fees paid to consultants. At each financial reporting date, the Company accrues the estimated cost of clinical study activities performed by third-party clinical sites with whom the Company has agreements that provide for fees based upon the quantities of subjects enrolled and the clinical evaluation visits that occur over the life of the study. These estimates are determined based upon a review of the agreements and data collected by internal and external clinical personnel as to the status of enrollment and subject visits, and are based upon the facts and circumstances known to the Company at each financial reporting date. If the actual performance of activities varies from the assumptions used in the estimates, the accruals are adjusted accordingly. At times, prepayments and deposits are required at the onset of the arrangements and are offset either periodically against actual costs incurred or are applied upon completion of a project or study. Such payments are capitalized and reconciled at the end of each reporting period. There have been no material adjustments to the Company's prior period accrued estimates for clinical trial activities through December 31, 2024.

Risks and Uncertainties

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of the product, competition from substitute products and larger companies, results of clinical trials, protection of proprietary technologies, strategic relationships and dependence on key individuals.

Products developed by the Company require approval from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company's future products will receive the necessary approvals.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

2 Significant Accounting Policies (continued)

Risks and Uncertainties (continued)

If the Company is denied approval or approval is delayed, it could have a material adverse impact on the Company's operations.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's taxable income.

The Company's net deferred tax assets at December 31, 2024 and 2023 consist principally of net operating losses and research and development expenses. The Company provided a 100% valuation allowance for the tax effect of these net operating losses, and as a result, no benefit for income taxes has been provided in the accompanying consolidated statements of operations and comprehensive loss. The Company provided the valuation allowance since management could not determine that it was probable that the benefits of the deferred tax assets would be recovered.

Share-based Compensation

Share-based awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Share-based compensation is recognized on a straight-line basis over the award vesting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases" (Topic 842) ("ASU 2016-02"). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The Company chose to early-adopt ASU 2016-02 on January 1, 2021. See Note 6 for more information about the Company's leases.

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes" ("ASU 2019-12"), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for fiscal years beginning after December 31, 2021. Adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

3. Marketable Securities

The Company's marketable securities include U.S. Treasury Bills and certificate of deposits with original maturities of less than one year and greater than 90 days. Non-current marketable securities include bank certificate of deposits with original maturities of more than one year. These investments are recorded at cost. As of December 31, 2024, current marketable securities was $1,474,975. As of December 31, 2023, current marketable securities was $3,461,00 and non-current marketable securities was $2,107,000.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

4. Other Payables

Other payables consisted of the following at December 31:

	December 31,			
	2024		2023	
Accounts payable	$	220,966	$	560,341
Accrued expenses		172,513		15,284
Accrued vacation		36,367		55,824
	$	429,846	$	631,449

5. Stockholders' Equity

Common Stock

As of December 31, 2024 and 2023, the Company authorized 484,786,178 shares of common stock with a par value of $0.0001 per share.

In 2016, the Company entered into Shareholders Agreements whereby an aggregate amount of 11,998 shares of common stock were sold and issued to the Company's founders at purchase prices ranging from $0.01 to $0.10 per share for an aggregate purchase price of $5,000,000 in cash. The shares are subject to the Company's right to repurchase as defined in the Shareholders Agreement.

In December 2019, the Company granted its Chief Executive Officer 400,000 shares of common stock that vest 25% upon issuance and then an additional 25% on each of the next three anniversary dates of the grant. The shares are subject to the Company's right to repurchase as defined in the Shareholders Agreement. The Company recorded compensation expense of $60,000 during 2022 related to this grant. The Company's Chief Executive Officer may earn an additional 400,000 shares of common stock upon completion of a "liquidity event" before December 31, 2022 as defined in the related employment agreement.

During the year ended December 31, 2022, the Company raised aggregate proceeds of

The accompanying notes are an integral part of these consolidated financial statements.

14

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

5. Stockholders' Equity (continued)

Common Stock (continued)

$443,552, net of issuance costs of $297,032 through a Regulation Crowdfunding Offering (the "Offering"). The Company issued 454,568 shares of common stock at $2.00 per share, including 84,276 shares of common stock issued as bonus shares pursuant to the Offering and 12,256 shares as a commission to the transfer agent. An additional 160,013 shares of common stock (including 20,284 of bonus shares) were subscribed as of December 31, 2022, but the shares were not issued as of December 31, 2022, nor had the Company received the proceeds for such purchases. As such, the Company has recorded a receivable for $265,114, net of issuance costs of $14,344, with a corresponding offset to common stock subscribed in the accompanying consolidated balance sheet. Such receivable was collected in full by the Company in 2023 and all subscribed shares were issued by the Company.
The Company issued an additional 575 shares of common stock (including 75 of bonus shares) through the Offering, at $2.00 per share for $945, net of issuance costs of $55.

Preferred Shares

In September 2021, the Company approved an amendment to the Company's Certificate of Incorporation ("COI") to authorize the issuance of up to 47,200,000 total shares, consisting of 32,000,000 shares of common stock and up to 15,200,000 shares of Preferred Stock, of which 15,051,437 shares were designated Series A Preferred Stock. In June 2022, the Company approved an amendment to the Company's COI to authorize the issuance of up 75,000,000 total shares, consisting of 8,213,822 shares are designated Series A Preferred Stock and 7,000,000 shares are designated Series A-1 Preferred Stock ("Series A-1"). Additionally, the Company's COI, as amended, provides for the seniority of the Series A-1 stockholders over the other Series A Preferred Stock and common stockholders for purposes of liquidation preferences.

Series A-1 Preferred Shares

In 2022, the Company entered into three separate Series A-1 Preferred Share Purchase

The accompanying notes are an integral part of these consolidated financial statements.

15

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

5. Stockholders' Equity (continued)

Preferred Shares (continued)

Series A-1 Preferred Shares (continued)

Agreements (the "Series A-1 Agreements") which provide for the sale and issuance of the Company's Series A-1 preferred shares ("Series A-1") to investors. An aggregate amount of 4,693,226 of Series A-1 was sold during the year ended December 31, 2022 at a purchase price of $1.985 per share for an aggregate purchase price of $9,316,055.

The Series A-1 contains a liquidation preference described below and is convertible at the holder's option into shares of common stock, at the conversion price, as defined by a formula detailed in the COI using the applicable issue price divided by the then-effective applicable conversion price. The initial conversion ratio for converting Series A-1 into shares of common stock is 1 to 1. The conversion ratio may be adjusted upon certain events and for certain stock issuances, splits and combinations. Conversion is automatic in the event of a public offering of the Company's stock, based on the effective Conversion Price, as defined. Each share of Series A-1 has voting rights equal to the rights of the amount of shares of common stock into which the Series A-1 shares are convertible.

Series A Preferred Shares

In 2018, the Company entered into a Series A Preferred Share Purchase Agreement (the "Series A Agreement") which provides for the sale and issuance of the Company's Series A preferred shares ("Series A") to investors. Between October 2018 and January 2019, an aggregate amount of 8,213,822 of Series A were sold and issued at a purchase price of $1.985 per share for an aggregate purchase price of $16,300,000.

The Series A contains a liquidation preference described below and is convertible at the holder's option into shares of common stock, at the conversion price, as defined by a formula detailed in the COI using the applicable issue price divided by the then effective

The accompanying notes are an integral part of these consolidated financial statements.

16

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

5. Stockholders' Equity (continued)

Preferred Shares (continued)

Series A Preferred Shares (continued)

applicable conversion price. The initial conversion ratio for converting Series A into shares of common stock is 1 to 1. The conversion ratio may be adjusted upon certain events and for certain stock issuances, splits and combinations. Conversion is automatic in the event of a public offering of the Company's stock, based on the effective Conversion Price, as defined. Each share of Series A has voting rights equal to the rights of the amount of shares of common stock into which the Series A shares are convertible.

Liquidation Preferences

Upon any liquidation, whether voluntary or involuntary, distributions will follow the terms of the Company's certificate of incorporation.

In summary, if the distribution to be received for each common share (assuming all shares of Series A and Series A-1 Preferred Stock are fully converted into common shares) is equal to or less than the original purchase price of Series A-1, then before any distribution or payment shall be made to the holders of any common shares or Series A, each holder of Series A-1 shall be entitled to receive an amount equal to the original purchase price. If the distribution is insufficient to pay the holders of Series A-1 their original purchase price, the holders of Series A-1 shall share ratably in the entire distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them. If the distribution is more than the original per share Series A and Series A-1 purchase price, then no Series A or Series A-1 holder shall be entitled to any liquidation preference and all shareholders shall participate in the distribution of such proceeds in proportion to their equity interest in the Company on an as converted basis.

The accompanying notes are an integral part of these consolidated financial statements.

17

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

5. Stockholders' Equity (continued)

Share-based Payments

The Company's Equity Incentive Plan (the "Plan") provides for the issuance of shares of the Company's common stock to employees, directors and consultants. The exercise price of options granted under the Plan is based on the fair value of the related shares on the grant date and no option shall have a term in excess of ten years from the option grant date. Options vest in various installments as outlined in the related stock option agreements, or as determined by the Plan administrator. The Company has reserved up to 3,300,000 shares of common stock for its employees, directors and consultants under the Plan. The Company did not grant any options during the year ended December 31, 2024. The fair value of options granted during the year ended December 31, 2023 was estimated using the Black-Scholes option pricing model with the following assumptions:

| | Year Ended December 31, | |
	2024	2023
Expected term (in years)	n/a	6.25
Expected volatility	n/a	81.00%
Weighted average risk-free interest rate	n/a	3.87%
Dividend yield	n/a	0%

Expected volatility – Since the Company does not have sufficient share price history, the expected volatility is calculated based on the average volatility for a peer group in the industry in which the Company does business.

Dividend yield of zero – The Company has not, and does not, intend to pay, dividends.

Risk-free interest rates – The Company applies the risk-free interest rate based on the U.S. Treasury yield for the expected term of the option on the grant date.

Expected term - For employee options, the Company calculated the expected term as the average of the contractual term of the option and the vesting period. For non-employees, the Company estimated the expected term as the contractual term of the award

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

5. Stockholders' Equity (continued)

Share-based Payments (continued)

A summary of option activity for the years ended December 31, 2024 and 2023 is as follows:

	Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balances, December 31, 2022	1,276,516	$ 1.77	8.96
Options granted	157,000	$ 2.00	
Options cancelled	(242,500)	$ 2.00	
Options forfeited	(33,000)	$ 1.50	
Balances, December 31, 2023	1,158,016	$ 1.76	7.98
Options granted	-		
Options exercised	(12,000)	$ 0.60	
Options cancelled	-	$ -	
Options forfeited	(93,500)	$ 1.92	
Balances, December 31, 2024	1,052,516	$ 1.76	6.95
As of December 31, 2024:			
Vested and exercisable	638,691	$ 1.64	6.38

As of December 31, 2024, total compensation cost related to nonvested options not yet recognized is $710,602, and the weighted average period over which this amount is expected to be recognized is two years. The weighted average grant date fair value of options granted during each of the years ended December 31, 2023 is $1.45 per share.

The accompanying notes are an integral part of these consolidated financial statements.

6. Commitments and Contingencies

Operating Leases

In January 2019, the Company entered into an operating lease for office space in Southern California which was extended on January 19, 2021, through February 1, 2022 at a monthly fee of $4,800 per month, and on December 17, 2021, was extended through February 1, 2023 at a monthly fee of $4,000.

In November 2022, the Company signed a new lease for office space in a new building. Such lease commenced on February 1, 2023 for a term of 38 months. Base rent started at $5,489 per month until December 2023. Monthly rent increases to $5,646 and $5,829 effective March 1, 2024 and March 1, 2025, respectively.

In December 2019, the Company entered into a one-year sub-lease agreement for certain laboratory space, which was subsequently extended to October 31, 2025. Monthly rent in 2024 changed from $2,100 to $700 due to a reduction of laboratory space rental. Monthly rent in 2023 changed from $1,950 to $2,100 due to an increase of laboratory space rental.

In February 2024, the Company entered into a sub-lease agreement for an office space in a shareholder's premise in Taiwan, which ended in November 2024. Total rent paid in 2024 is $3,158.

Rent expense totaled $84,428 and $86,934 for the years ended December 31, 2024 and December 31, 2023, respectively.

Legal
The Company may be subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

The accompanying notes are an integral part of these consolidated financial statements.

20

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

6. Commitments and Contingencies (continued)

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Management mitigates such potential risks by maintaining the Company's cash balances with entities that management believes possess high-credit quality.

7. Income Taxes

Management has established a full valuation allowance for the Company's net deferred tax assets due to the uncertainty that the deferred tax assets will be realized by the Company's ability to generate sufficient future taxable income.
The Tax Cuts and Jobs Act ("TCJA") requires taxpayers to capitalize and amortize research and experimental ("R&D") expenditures under section 174 for tax years beginning after December 31, 2021. This rule became effective for the Company during the year and resulted in the capitalization of R&D costs of approximately $1.6 million and $3.7 million for 2024 and 2023, respectively for income tax purposes. The Company will amortize these costs for income tax purposes over five years as the R&D was performed in the U.S.

At December 31, 2024 and 2023, the Company had approximately $22.5 million and $20.6 million, respectively, of net operating loss carryforwards for U.S. federal and state purposes available to offset future taxable income. If not used to offset future taxable income, the net operating losses prior to 2018 will begin to expire in 2035. In general, net operating loss carryforwards arising in tax years after January 1, 2018, are allowed to be carried forward indefinitely and are limited to 80% of taxable income.

Pursuant to U.S. Internal Revenue Code ("IRC") Sections 382 and 383, annual use of the Company's net operating loss and research and development credit carry forwards may also be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed a formal IRC Section 382/383

The accompanying notes are an integral part of these consolidated financial statements.

21

Notes to Consolidated Financial Statements (continued)
December 31, 2024 and 2023

7. Income Taxes (continued)

analysis regarding the limitation of net operating loss carry forwards. In addition, the Company does not expect this analysis to be completed within the next 12months, and with the full valuation allowance, the Company does not expect that the unrecognized tax benefits will change within the next 12 months.

The Company has not recognized any additional liability for unrecognized tax benefits.

The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained. Therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The U.S. Internal Revenue Service allows a qualified small business with qualifying research expenses to apply up to $250,000 of research credits against payroll tax liabilities provided that certain criteria are satisfied. The Company made the qualified small business election to utilize research tax credits as payroll tax credits. As a result, the Company utilized $43,102 and $79,965 of such credits in 2024 and 2023.   It has remaining credits of $0 and $43,102 as of December 31, 2024 and 2023, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AIVIVA GLOBAL HOLDINGS

I, Diane Tang-Liu, the CEO and President of AiViva Global Holdings, hereby certify that the financial statements of AiViva Global Holdings and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, AiViva has not yet filed tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 1, 2025.

diane tang liu
diane tang liu (Apr 15, 2025 06:45 GMT+8)

(Signature)

CEO & President
(Title)

Apr 15, 2025

(Date)

The accompanying notes are an integral part of these consolidated financial statements.

23

CERTIFICATION

I, Diane Tang-Liu, Principal Executive Officer of AiViva Global Holdings, hereby certify that the financial statements of AiViva Global Holdings included in this Report are true and complete in all material respects.

Diane Tang-Liu

CEO & President